

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2021

John W. Kalix
Chief Executive Officer
SOC Telemed, Inc.
1768 Business Center Drive, Suite 100
Reston, Virginia 20190

   Re: SOC Telemed, Inc.
    Registration Statement on Form S-1
    Filed August 2, 2021
    File No. 333-258367

Dear Mr. Kalix:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Paik at 202-551-6553 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: William L. Hughes, Esq.